UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001‑40122
ARYA SCIENCES ACQUISITION CORP IV
(Exact name of registrant as specified in its charter)

51 Astor Place, 10th Floor
New York, New York 1003
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Ordinary Shares, $0.0001 par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*Effective July 31, 2024, in connection with the transactions contemplated by that certain Business Combination Agreement, dated as of February 13, 2024 (as amended by the Consent and Amendment No. 1 to Business Combination Agreement, dated as of June 25, 2024),  by and among ARYA Sciences Acquisition Corp IV (“ARYA”), Adagio Medical Holdings, Inc. (formerly known as Aja HoldCo, Inc.), Aja Merger Sub 1, Aja Merger Sub 2, Inc. and Adagio Medical, Inc., Aja Merger Sub 1 merged with and into ARYA Sciences Acquisition Corp IV, with ARYA Sciences Acquisition Corp IV surviving such merger as a wholly owned subsidiary of Adagio Medical Holdings, Inc.

Pursuant to the requirements of the Securities Exchange Act of 1934, ARYA Sciences Acquisition Corp IV, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ARYA Sciences Acquisition Corp IV

Date: August 12, 2024	By:	/s/ Olav Bergheim
	Name:	Olav Bergheim
	Title:	Director